FIRST AMENDMENT TO INVESTMENT AGREEMENT

This First Amendment to Investment Agreement (this "Amendment") is entered into as of November 2, 2026 (the "Amendment Effective Date") by and among Tianxing Wang ("Party A"), Ark7 Inc., a Delaware corporation ("Ark7"), Ark7 AIDC I, LLC - Series #VNATI (the "Ark7 Series"), VCI Energy Inc. ("VCI"), and, upon execution of the joinder attached as Exhibit A, Soperton Data Center I, LLC (the "Project Company").

RECITALS

A. Party A, Ark7 and VCI are parties to that certain Investment Agreement effective September 28, 2026 (the "Investment Agreement") relating to the initial approximately 10 MW Project Soperton development at 926 Commerce Drive, Soperton, Georgia (the "Project").

B. The parties have agreed on a revised Route A structure under which the Ark7 Series will maintain majority voting control of the Project Company through Class A voting rights, while economic participation will be based on recognized contributions and the Sponsor side will retain protective rights and responsibility for Sponsor-side funding.

C. Except as expressly amended hereby, the parties intend that the Investment Agreement remain in full force and effect.

NOW, THEREFORE, the parties agree as follows:

Section 1 Identification of Ark7 Series; Assignment and Assumption. For all purposes of the Investment Agreement, "Ark7 Series" means Ark7 AIDC I, LLC - Series #VNATI. Ark7 may assign to the Ark7 Series those rights and obligations under the Investment Agreement that relate specifically to the Project, and the Ark7 Series may assume such rights and obligations, without releasing Ark7 from obligations that by their nature remain applicable to Ark7 unless expressly agreed in writing.

Section 2 Project Company Formation and Governance; Amendment of Investment Agreement Sections 1.1 and 1.3. Section 1.1 of the Investment Agreement is amended to provide that Ark7 shall cause the Project Company to be formed as a Delaware limited liability company, obtain its EIN, select or approve its legal name, qualify it to do business in Georgia as required, and take the organizational actions reasonably necessary for it to own and operate the Phase I Project. Party A, VCI and the Sponsor Member shall reasonably cooperate with such formation, qualification and organizational actions. From formation, governance and control of the Project Company shall be governed by the Project Company operating agreement and this Amendment, including the Ark7 Series' majority Class A voting power and Manager appointment rights. The parties intend the Project Company to be organized as the project joint venture from inception and not as a pre-existing entity controlled by Party A into which the Ark7 Series later invests. Section 1.3 of the Investment Agreement is amended so that, before the first Project investment closing, Ark7 shall cause the Project Company and all of its members and managers to execute a definitive operating agreement substantially consistent with the agreed Soperton structure, including: (a) Class A voting interests with fixed voting power of two-thirds (66 2/3%) for the Ark7 Series and one-third (33 1/3%) for the Sponsor Member; (b) Class B non-voting economic interests for Sponsor-side additional funding; (c) majority Class A voting control and Manager appointment rights in favor of the Ark7 Series; (d) Sponsor protective rights that do not confer ordinary-course management control; (e) Sponsor Tracking for Sponsor-side financing; and (f) the funding-shortfall and replacement-financing protections described herein. The governance structure shall become effective upon execution of the Project Company operating agreement and shall not be conditioned upon Form 1-A filing or qualification.

Section 3 Initial Economic Arrangement. The parties confirm: (a) the Base Project Cost is fixed at $78,000,000 solely for purposes of determining contractual Economic Percentage Interests and shall not be adjusted solely because actual Project cost is higher or lower; (b) the Ark7 Series may contribute up to $20,280,000 in actual cash and, upon full contribution, shall earn a 26% Economic Percentage Interest; and (c) the Sponsor Member shall arrange the remaining $57,720,000 of Project funding through its own funds, qualifying Project Company construction and other bank loans, equipment or vendor financing, customer deposits or prepayments, or other permitted sources, and upon full recognized delivery shall earn a 74% Economic Percentage Interest. The parties acknowledge a separately negotiated project-origination and land-and-power development value of $10,000,000 attributable to the Sponsor as part of the commercial consideration for the Sponsor's 74% interest. Actual land-acquisition and power-upgrade expenditures of approximately $3,500,000 are included within the $78,000,000 Base Project Cost. The $10,000,000 negotiated value is fixed solely for purposes of sizing the Sponsor Member's Class A Interest, is not an additional capital credit or Project cash expense, does not increase the Base Project Cost or reduce the Sponsor Member's $57,720,000 funding responsibility, and shall not be double counted as a cash contribution or financing proceeds. "Recognized Sponsor Funding" includes amounts arranged or procured by VCI or its designees that are actually disbursed to, or irrevocably applied for the benefit of, Phase I through qualifying Project Company construction or bank loan draws, equipment or vendor financing, available customer deposits or prepayments, or other mutually approved funding. A mere commitment, undrawn loan capacity, accounting transfer of already credited proceeds or subsequent spending of the same funds is not additional Recognized Sponsor Funding. Project Company debt and refundable customer deposits remain liabilities, not paid-in Sponsor equity, notwithstanding their contractual recognition for vesting. The Ark7 Series' Economic Percentage Interest equals 26% multiplied by cumulative Ark7 cash contributions actually delivered divided by $20,280,000, capped at 26%. The Sponsor Member's Economic Percentage Interest equals 74% multiplied by cumulative Recognized Sponsor Funding divided by $57,720,000, capped at 74%. Properly vested Sponsor interests shall not be reversed merely because recognized borrowings are repaid or refinanced, provided amounts are not counted twice and Sponsor Tracking continues as agreed. Economic Percentages and funding substitution shall be tracked so aggregate Economic Percentage Interests total 100% and no portion of the Base Project Cost is economically allocated twice. Cost overruns do not expand the Base Project Cost or dilute the Ark7 Series' right to attain 26%, and Project cost savings do not reduce the Base Project Cost or increase that 26% entitlement.

Section 4 Class A and Class B; Voting Control. The parties shall cause the Project Company operating agreement to provide that (a) the Ark7 Series and Sponsor Member hold Class A Interests carrying voting rights, with the Ark7 Series holding two-thirds (66 2/3%) and the Sponsor Member one-third (33 1/3%) of Class A voting power; (b) Sponsor-side qualifying additional funding may be reflected through Class B Interests that carry economic rights but no voting rights except as required by law; (c) the Manager is appointed, removed and replaced by the holders of a majority of Class A voting power; and (d) no replacement or third-party financing may reduce the Ark7 Series below a majority of Class A voting power or impair its Manager appointment rights while the Regulation A structure or applicable Investment Company Act analysis relies on such control. Nothing in this Section appoints Tianxing Wang as the Project Company Manager. His distinct, limited Series-level funding-shortfall Special Member role shall be governed by the Series Designation, and no such role gives him authority over Ark7's ordinary fundraising or investor administration.

Section 5 VCI Development and Operating Role. VCI shall lead Project development, engineering, permitting, construction coordination, procurement management, utility coordination, financing execution, offtaker coordination and ordinary-course operating activities within the approved budget, Project plan, technical standards and financing parameters. VCI may take actions within such approved parameters without separate approval for each ordinary-course decision. VCI's role may be terminated or materially reduced for Cause, material performance failure under the objective performance standards set forth in Schedule 1 to this Amendment, regulatory or legal necessity, lender requirement, or other circumstances agreed in writing. "Cause" includes fraud, willful misconduct, material misappropriation, gross negligence causing material harm, or a material breach that remains uncured after reasonably detailed written notice and at least thirty (30) days to cure, with a reasonable extension where VCI has commenced and diligently pursues a cure that cannot reasonably be completed within that period. Ordinary schedule disagreements, approved expenditures, regulatory delay not caused by VCI and minor or already-cured reporting issues shall not constitute Cause. No independent third-party determination shall be a condition precedent to action, provided that applicable contractual dispute remedies remain available.

Section 6 Project Financing; Sponsor Tracking. The parties shall agree in writing on acceptable ranges for LTC/LTV, interest rate, loan size and other material financing parameters. Within those agreed parameters and the approved budget, VCI may select financing sources and negotiate and execute financing arrangements consistent with the approved budget and Project schedule, and Ark7 shall provide commercially reasonable cooperation and shall not unreasonably withhold or delay approvals or signatures actually required to implement such financing. Construction loans for which the Project Company is borrower, qualifying bank draws, equipment and vendor financing, and available offtaker or customer deposits or prepayments arranged by VCI may constitute Recognized Sponsor Funding as provided in Section 3 and, to the extent agreed, Sponsor Tracking Financing for internal economic allocation. Principal, interest, fees and other agreed financing costs attributable to Sponsor Tracking Financing shall be charged solely to the Sponsor side's economic account and reconciled against distributions and exit proceeds under the Project Company operating agreement. Sponsor Tracking is an internal economic allocation and does not, by itself, create a personal guarantee by VCI, Party A or their principals, an unlimited obligation to make Project-outside cash contributions, or an obligation to fund Ark7 distributions. Separate guarantees or capital calls require a specific signed undertaking. Project financing shall be non-recourse to the Ark7 Series and its investors beyond capital actually contributed, absent express written agreement, and lender rights shall not impair Ark7 majority Class A voting control or Manager appointment rights.

Section 7 Funding Milestones; Full Funding Definition. The parties agree to the following funding milestones: (a) the Ark7 Series shall deliver at least $9,000,000 in cumulative cash actually received by the Project Company within two (2) months after qualification of the applicable Regulation A offering; (b) the Ark7 Series shall deliver cumulative cash actually received by the Project Company of $20,280,000 within twelve (12) months after such qualification; (c) the Sponsor Member, acting through VCI, shall use commercially reasonable efforts to cause the Project Company to close the Phase I land acquisition and to deliver or make available the agreed Phase I land and power rights within two (2) months after the Milestone Commencement Date ("Z"); (d) the Sponsor Member, acting through VCI, shall use commercially reasonable efforts to arrange and facilitate construction financing closing within three (3) months after the later of land closing and satisfaction of the Ark7 initial-funding condition and other financing prerequisites reasonably required from third parties ("W"); and (e) the Sponsor Member, acting through VCI, shall use commercially reasonable efforts to achieve substantial completion and/or execute the first anchor tenant or offtaker agreement within nine (9) months after the later of construction financing closing, issuance of the applicable notice to proceed, and availability of the agreed construction funding ("V"). The "Milestone Commencement Date" means the date on which the Project Company has actually received at least $9,000,000 from the Ark7 Series and the approvals and third-party consents reasonably necessary for the applicable land closing are available. The Sponsor-side milestone periods shall not commence before satisfaction of their respective stated prerequisites. VCI and the Sponsor Member shall exercise commercially reasonable efforts, not guarantee results, and neither guarantees any lender approval, financing commitment, closing or funding or the actions of any offtaker, governmental authority or utility provider. VCI may arrange alternative capital to facilitate an earlier closing or mitigate delays but shall have no obligation to do so, to provide additional Sponsor cash equity or to guarantee any third-party financing outcome, absent a separate signed undertaking. Any delay attributable to Ark7 Funding Shortfall, lender underwriting or approval, an offtaker, utility or governmental action not caused by VCI, force majeure, or circumstances beyond VCI's reasonable control shall not constitute Sponsor default and shall extend the affected periods, including reasonable remobilization time, and the Long-Stop Date under Section 7.5 of the Project Company operating agreement. Fundraising pledges, investor subscriptions, cash held solely in an Ark7 or subscription escrow account, and third-party replacement financing shall not count as Ark7 cash actually contributed to the Project Company. "Ark7 Full Funding" means the Project Company's actual receipt of the full $20,280,000 as Ark7 Series equity investment, without double counting and net of returned or reversed contributions. The parties confirm that the corresponding milestones and the Long-Stop framework are set forth consistently in Sections 7.1 and 7.5 of the Project Company operating agreement.

Section 8 Cure; Replacement Financing; Economic Adjustment; Exclusive Remedies. If either party fails to satisfy an applicable funding milestone, the other party may give detailed written notice and the non-performing party shall have thirty (30) days from receipt of such notice to cure. An "Ark7 Funding Shortfall" occurs if the Ark7 Series has not actually funded at least $9,000,000 of cash contributions to the Project Company within two (2) months after qualification of the applicable Regulation A offering, or has not actually funded cumulative cash contributions of $20,280,000 within twelve (12) months after such qualification, in either case after written notice of the shortfall and expiration of a thirty (30) day cure period. Fundraising pledges, investor subscriptions, cash held solely in an Ark7 or subscription escrow account, and third-party replacement financing do not count toward these Ark7 milestones. Upon an uncured Ark7 Funding Shortfall, the limited replacement-financing participation rights provided in the Series Designation may activate. If any funding shortfall remains uncured, the other party may provide replacement funding or arrange third-party funding to keep the Project moving. Any economic participation granted in respect of replacement funding shall be determined in the applicable replacement-financing documentation, consistent with the contribution principles and Economic Percentage Interests otherwise applicable under the Project Company operating agreement, without discount, premium or other preferential economic pricing; provided that economic participation attributable to any portion of the Base Project Cost may be allocated only once and aggregate Economic Percentage Interests shall at all times equal 100%. No premium, additional participation or other economic benefit granted in connection with replacement funding shall reduce the Economic Percentage Interest already vested in the Ark7 Series based on cash contributions actually funded. The non-performing party's Economic Percentage Interest shall be adjusted only as necessary to reflect replacement funding actually delivered; provided that in no event shall the Economic Percentage Interest of any party be reduced below the percentage attributable to contributions actually delivered by such party under the Project Company operating agreement. Nothing in this Section creates a separate make-up period, redemption right or automatic reallocation mechanism. Replacement funding shall not reduce the Ark7 Series below a majority of Class A voting power or impair its Manager appointment rights, and replacement capital shall be structured through Class B Interests, non-voting economic instruments or another structure that preserves Ark7 majority voting control unless Ark7 expressly agrees otherwise after consultation with securities counsel. The notice and cure procedure, replacement funding and proportional adjustment of Economic Percentage Interests are the sole and exclusive remedies for a mere failure to satisfy a funding milestone; no party shall be liable for damages, penalties, liquidated damages or forfeiture solely by reason of such failure, without limiting remedies for fraud, willful misconduct, misuse of funds or breach of obligations unrelated to the amount or timing of a funding milestone.

Section 9 Sponsor and VCI Protective Rights at Project Company Level. The parties agree that the principal long-term protections for VCI and the Sponsor Member shall be implemented at the Project Company level, including preservation of vested and contingent Sponsor economics up to 74%, recognition of qualifying VCI-arranged funding, Sponsor Tracking, distribution and exit waterfalls, and rights relating to issuance of materially adverse interests, Project scope and Phase II, sale of substantially all assets, merger, dissolution or liquidation, financing outside agreed parameters and material related-party transactions. Such protections shall be drafted as protective consent rights and shall not transfer ordinary-course control, Manager appointment rights or majority Class A voting control away from the Ark7 Series. The Series Designation may provide Tianxing Wang or VCI Energy Inc. with a limited project-specific Special Member role solely in connection with an uncured Ark7 Funding Shortfall and compliant replacement financing; such role shall not confer Managing Member status, Series Interests, general management control, fundraising authority, investor-communication authority, or authority to bind the issuer or Series.

Section 10 Information and Audit Cooperation. Party A, VCI, the Sponsor Member and the Project Company shall provide the books, records, contracts, invoices, bank information, third-party confirmations, management representations and other Project information reasonably requested in connection with Ark7 AIDC I, LLC's Regulation A filing, audit and ongoing reporting. The Project Company shall maintain U.S. GAAP-capable books and an appropriate chart of accounts from formation.

Section 11 Project Rights; Phase I Boundaries. Party A and VCI shall cause the Project Company to own or receive enforceable use of all material rights actually required for Phase I, including agreed Phase I site, power, utility and development rights, pursuant to an agreed schedule of contributed and retained rights. No Phase II capacity, future expansion, adjacent properties or resources exceeding the approved Phase I development scope shall be deemed contributed or made exclusive to the Project Company without the Sponsor Member's prior written consent. Nonassignable Phase I rights shall be made available on commercially reasonable documented terms consistent with applicable utility and permitting requirements.

Section 12 Public Filing and Regulatory Disclosure. Ark7, Ark7 AIDC I, LLC and the Ark7 Series may disclose and publicly file the Investment Agreement, this Amendment, the Project Company operating agreement and other material Project agreements to the extent reasonably determined to be required under applicable securities laws, subject to available confidential treatment or permitted redactions. Party A, VCI and the Project Company shall reasonably cooperate with such filings and promptly provide information necessary to keep disclosures materially accurate and complete.

Section 13 Term During Regulation A Process. A Form 1-A filing before the expiry of an agreed exclusivity or investment period shall not alone extend exclusivity indefinitely. Any extension while the Regulation A qualification process and the related Project offering are being actively pursued shall be subject to the specific outside dates and termination rights expressly agreed in the Investment Agreement and definitive documents, including any agreed suspension or exception arising from material delays beyond Ark7's control. Any outside date left blank in the definitive documents must be agreed in writing before execution.

Section 14 Relationship Among Transaction Documents. The Investment Agreement, as amended, remains in full force and effect except as expressly modified herein. The Project Company operating agreement shall govern internal Project Company governance, Sponsor economic vesting and continuing protective rights. The governing documents of Ark7 AIDC I, LLC and the Ark7 Series shall govern issuer and Series internal administration. The documents shall be executed and interpreted consistently; any identified conflict shall be addressed by written conforming amendments approved by affected parties before the first Project investment closing, without diminishing Ark7's legally required majority voting control or the Sponsor's expressly protected contractual rights.

Section 15 No Other Amendments. Except as expressly amended hereby, the Investment Agreement remains unchanged and in full force and effect. For the avoidance of doubt, Sections 1.1 and 1.3 of the Investment Agreement are expressly amended by Section 2 of this Amendment, and the Project Company operating agreement shall govern Project Company management from inception. Sections 7 through 9 of this Amendment shall be implemented consistently in the Series Designation and the Project Company operating agreement, subject to the dormant and activation framework for the Series-level Special Member position described herein. For purposes of this Amendment and the Series Designation, the term "Ark7 Funding Shortfall" is intended to have the same substantive meaning in both documents, and any amendment to the funding milestones, notice or cure mechanics comprising that definition in either document shall be conformed in the other at the same time.

Section 16 Miscellaneous. Capitalized terms used but not defined herein have the meanings set forth in the Investment Agreement. This Amendment may be executed in counterparts and by electronic signature and shall be governed by the laws of the State of Delaware, without regard to conflict-of-laws principles.

SCHEDULE 1

OBJECTIVE PERFORMANCE STANDARDS FOR VCI

For purposes of Section 5, a "material performance failure" means a documented, material and uncured failure by VCI to satisfy one or more of the objective obligations below where such failure causes, or is reasonably likely to cause, material Project harm and amounts to Cause under Section 5. Except for fraud, willful misconduct, misappropriation or a condition creating an objectively imminent material threat requiring narrowly tailored protective measures, VCI shall receive detailed written notice and at least thirty (30) calendar days to cure, with a reasonable extension where VCI has commenced and diligently pursues a cure that cannot be completed within that period. A performance trigger does not automatically terminate VCI's delegated role, and applicable notice, cure and dispute remedies remain available:

(a) Schedule Milestones. Failure, for reasons within VCI's reasonable control, to achieve a material Project development, permitting, utility/interconnection, financing-execution, construction or commissioning milestone identified in the approved Project schedule by more than thirty (30) days after the applicable scheduled date, excluding delays caused by Ark7 funding shortfalls, force majeure, lender delay, utility delay not caused by VCI, governmental delay not caused by VCI, or approved changes in scope.

(b) Budget Performance. A material budget deviation exceeding fifteen percent (15%) of the approved aggregate annual capital and operating budget caused by VCI's gross negligence or willful breach and resulting in material Project harm, excluding approved changes, Ark7 funding delays, lender-required expenditures, force majeure, documented market-price changes beyond VCI's reasonable control, and reasonably necessary emergency expenditures. Any amendment to an approved budget must follow the Project Company operating agreement.

(c) Permits and Utility Rights. Failure to timely pursue, maintain or comply in all material respects with permits, site-control rights, utility/interconnection arrangements and other material Project rights for which VCI is responsible, where such failure materially threatens the Project schedule, financing or continued viability.

(d) Insurance; Liens; Compliance. Failure to maintain insurance expressly required to be maintained by VCI or the Project Company under an approved Project plan or financing document; failure to discharge or bond any material mechanic's lien arising from VCI-controlled work within thirty (30) days after written notice, unless being contested in good faith with appropriate reserves; or a material violation of applicable law within VCI's delegated responsibilities that remains uncured after applicable notice and cure.

(e) Reporting. Persistent material failure to provide required Project reporting after written notice and a reasonable opportunity to cure, where such failure demonstrably causes material Project harm; an isolated, minor or fully cured delay shall not independently constitute Cause.

(f) Key Personnel. If Tianxing Wang, Rachel Liu or another key Project lead specifically identified in the approved Project plan ceases to be materially involved in the Project for more than thirty (30) consecutive days, failure to designate a reasonably qualified replacement within fifteen (15) Business Days after written notice, unless otherwise approved by the Manager and Ark7 Member.

(g) Repeated Material Breaches. A pattern of repeated, independently documented, material and uncured breaches of VCI's express duties that causes material Project harm despite reasonable notice and cure opportunities. Three cured minor incidents or good-faith differences of business judgment alone shall not constitute Cause.

Any determination under this Schedule shall be made by the Manager in good faith based on documented facts. No independent third-party determination is a condition precedent to action, and VCI retains any contractual right to contest the determination after action has been taken.

SIGNATURE PAGE

PARTY A - TIANXING WANG

Signature: /s/ Tianxing Wang

Date: 11/3/2026

ARK7 INC.

By: /s/ Yizhen Zhao

Name: Yizhen Zhao

Title: CEO

Date: 11/3/2026

ARK7 AIDC I, LLC - SERIES #VNATI

By: Ark7 Inc., its Managing Member

By: /s/ Yizhen Zhao

Name: Yizhen Zhao

Title: CEO

Date: 11/3/2026

VCI ENERGY INC.

By: /s/ Tianxing Wang

Name: Tianxing Wang

Title: CEO

Date: 11/3/2026

EXHIBIT A

FORM OF PROJECT COMPANY JOINDER

This Joinder (this "Joinder") is executed as of November 2, 2026 by Soperton Data Center I, LLC, a Delaware limited liability company (the "Project Company").

Reference is made to that certain Investment Agreement effective September 28, 2026 among Tianxing Wang, Ark7 Inc. and VCI Energy Inc., as amended by the First Amendment to Investment Agreement dated November 2, 2026 (as so amended, the "Investment Agreement").

The Project Company acknowledges that it is the "Project Company" contemplated by the Investment Agreement and agrees to be directly bound by all provisions expressly applicable to it, including the governance, financing, information, audit, regulatory cooperation and Project-right provisions thereof.

This Joinder shall be governed by the laws of the State of Delaware, without regard to conflict-of-laws principles.

Soperton Data Center I, LLC

By: /s/ Yizhen Zhao

Name: Yizhen Zhao

Title: Authorized Signatory

Date: 11/3/2026